

September 9, 2020

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

> Re: SmartTrust 501
> File Nos. 333-244286 and 811-21429

Dear Mr. Anderson:

On August 11, 2020, you filed a registration statement on Form S-6 for SmartTrust 501 (Merrill Cyber Security Opportunities Trust, Series 1) (the "Trust"), a unit investment trust. We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary — Principal Investment Strategy (Page A-3)

1. The first sentence of this section states that the Trust seeks to provide a portfolio of companies that represent the top cyber security stock picks in a report published by BofA Global Research on June 1, 2020. Please consider (i) replacing "BofA" with "Bank of America" and (ii) disclosing that the Trust will invest in equity securities of the companies. Please also disclose the significance of the word "Merrill" in the Trust's name.

2. Please disclose a policy to invest at least 80% of the Trust's assets in cyber security investments. *See* Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Also, please define what "cyber security investments" means for purposes of the 80% investment policy, including the specific criteria used to determine that an investment is a cyber security investment (*e.g.*, issuers that derive at least half of revenues or devote at least half of assets to cyber security products and services).

3. Please disclose the criteria and process used by BofA Global Research to select the "top cyber security picks". Also, please disclose any corresponding principal risks associated with the selection criteria and process used by BofA Global Research (*e.g.*, that top cyber security stock picks may not perform as expected) in the Principal Risk Considerations section.

4. Please disclose the market capitalization policy used to select equity securities included in the Trust's portfolio.

Investment Summary — Principal Risk Considerations (Pages A-3 – A-4)

5. The last risk factor on page A-3 states that the portfolio is considered to be concentrated in securities issued by companies in the information technology sector. Please also disclose the Trust's concentration policy in the Principal Investment Strategy section.

6. The second to last risk factor on page A-4 describes the risks of investing in foreign issuers, which may include companies located in emerging markets. Please also disclose that the Trust invests in these types of issuers in the Principal Investment Strategy section. In addition, please consider enhancing the disclosure of emerging market risks, particularly the risks related to the quality and availability of financial information of emerging market issuers. *See* Public Statement, Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited (April 21, 2020) at text following note 25 at https://www.sec.gov/news/public-statement/emerging-market-investments-disclosure-reporting.

GENERAL COMMENTS

7. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

9. Responses to this letter should be set forth in the form of a response letter as well as in a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that, since the Trust and its sponsor are in possession of all facts relating to the Trust's disclosure, the Trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel

cc: Michael Spratt
       Michael Shaffer